SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2003

Commission File Number: 0-29554

ICOS VISION SYSTEMS CORPORATION N.V.

(Translation of registrant’s name into English)

Researchpark Haasrode, Zone 1

Esperantolaan 8, 3001 Heverlee, Belgium

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the

information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-             )

Exhibit 1	Unaudited Consolidated Financial Statements of ICOS Vision Systems Corporation NV at September 30, 2003, and for the three and nine month periods ended September 30, 2003 and 2002.

This Form 6-K is hereby filed and incorporated by reference in ICOS Vision Systems Corporation NV’s Registration Statements on Form F-3 (File No. 333-97551) and Form S-8 (File No. 333-106013).

Exhibit 1

ICOS VISION SYSTEMS CORPORATION NV

INDEX

Item 1. Unaudited Consolidated Balance Sheet as of September 30, 2003 and Audited Consolidated Balance Sheet as of December 31, 2002

Item 2. Unaudited Consolidated Statements of Income (Loss) for the three month period ended September 30, 2003 and September 30, 2002, and for the nine month period ended September 30, 2003 and September 30, 2002

Item 3. Unaudited Consolidated Statements of Cash Flows for the nine month period ended September 30, 2003 and September 30, 2002

Item 4. Unaudited Consolidated Statements of Stockholders’ Equity and Comprehensive Income (Loss) for the nine month period ended September 30, 2003.

Item 5. Unaudited Notes to the Consolidated Financial Statements

ICOS Vision Systems Corporation NV

CONSOLIDATED BALANCE SHEETS according to US GAAP

(in thousands of EURO)

	September 30, 2003	December 31, 2002
	(unaudited)	(audited)
ASSETS
Current Assets
Cash and cash equivalents	29,396	25,880
Trade accounts receivable, net	9,565	7,625
Inventories, net	10,301	11,688
Prepaid expenses and other current assets	1,587	1,996

Total current assets	50,849	47,189

Net property and equipment	9,319	9,585
Other assets	5,305	5,378

Total Assets	65,473	62,152

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Trade accounts payable	3,750	1,170
Short term borrowings & current portion long—term debt	245	619
Other current liabilities	3,588	4,214

Total current liabilities	7,583	6,003

Long-term debt, excluding current portion	5,781	5,818
Other long-term liabilities	531	438

Total liabilities	13,895	12,259

STOCKHOLDERS’ EQUITY
Common stock	3,230	3,230
Additional paid-in-capital	22,317	22,317
Retained earnings	26,527	24,486
Accumulated other comprehensive income (loss)	(496)	(140)

Total stockholders’ equity	51,578	49,893

Total liabilities and stockholders’ equity	65,473	62,152

ICOS Vision Systems Corporation NV

CONSOLIDATED STATEMENTS OF INCOME (LOSS) according to US GAAP

(in thousands of EURO, except for share and per share data)

	Three months ended September 30		Nine months ended September 30
	2003	2002	2003	2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	10,576	8,615	29,712	21,891
Cost of goods sold	4,567	3,700	12,992	8,518

Gross profit	6,009	4,915	16,720	13,373

Operating expenses:
Research & development	1,551	1,876	4,716	5,021
Selling, general & administrative	3,055	2,933	9,217	9,104
Total operating expenses	4,606	4,809	13,933	14,125

Income (loss) from operations	1,403	106	2,787	(752)

Other income (loss):
Interest income, net	24	75	101	310
Other income	40	39	126	67
Foreign currency exchange gain (loss)	90	2	(503)	(1,223)
Net other income (loss)	154	116	(276)	(846)

Net income (loss) before taxes	1,557	222	2,511	(1,598)

Income taxes	262	27	470	(82)

Net income (loss)	1,295	195	2,041	(1,516)
Basic earnings per share	0.12	0.02	0.19	(0.14)
Weighted average number of shares	10,507,810	10,507,810	10,507,810	10,507,810
Diluted earnings per share	0.12	0.02	0.19	(0.14)
Diluted weighted average number of shares	10,609,231	10,507,810	10,555,093	10,507,810

ICOS Vision Systems Corporation NV

CONSOLIDATED STATEMENTS OF CASH FLOWS according to US GAAP

(in thousands of EURO)

	Nine months ended September 30
	2003	2002
	(unaudited)	(unaudited)
Cash flows from operating activities
Net income (loss)	2,041	(1,516)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	629	600
Deferred tax expense (benefit)	(175)	(521)
Stock-based compensation expense	—	370
Changes in assets and liabilities:
Decrease (increase) in trade accounts receivable	(2,217)	(4,655)
Decrease (increase) in inventories	1,269	3,605
Decrease (increase) in prepaid expenses and other current assets	404	2,382
Decrease (increase) in other assets	91	(101)
(Decrease) increase in trade accounts payable	2,720	951
(Decrease) increase in other current liabilities	(424)	(511)
(Decrease) increase in other long-term liabilities	93	78

Net cash provided by (used in) operating activities	4,431	682

Cash flows from investing activities
Additions to property and equipment	(283)	(1,517)

Net cash used in investing activities	(283)	(1,517)

Cash flows from financing activities
Repayment of borrowings	(408)	(271)
Proceeds from borrowings	—	6,400
Capital lease payments	(3)	(4)

Net cash provided by (used in) financing activities	(411)	6,125

Increase (decrease) in cash and cash equivalents	3,737	5,290
Impact of exchange rate movements on cash	(221)	(33)
Cash and cash equivalents at beginning of period	25,880	20,652

Cash and cash equivalents at end of period	29,396	25,909

ICOS Vision Systems Corporation NV

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME (LOSS) according to US GAAP

(Unaudited)

(In thousands of EURO)

	Common Stock		Additional paid-in capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)	Stockholders’ Equity
	Number of shares	Amount
Balance at December 31, 2002	10,507,810	3,230	22,317	24,486	(140)		49,893
Comprehensive income
Net income for the nine months ended September 30, 2003				2,041		2,041	2,041
Foreign currency translation Adjustment					(356)	(356)	(356)

Total comprehensive income						1,685

Balance at September 30, 2003	10,507,810	3,230	22,317	26,527	(496)		51,578

ICOS Vision Systems Corporation NV

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(In thousands of EURO)

(1) Basis of Presentation

The consolidated financial statements of ICOS Vision Systems Corporation NV (the Company) presented herein have been prepared pursuant to the rules of the Securities and Exchange Commission for interim reports on Form 6-K, pursuant to Item 8.A.5 of Form 20-F, and do not include all of the information and note disclosures required by generally accepted accounting principles. These statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2002, included in the Company’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission.

The consolidated balance sheet as of September 30, 2003, the consolidated statements of operations, cash flows and changes in equity for the three months and nine months ended September 30, 2003 and September 30, 2002, are unaudited but, in the opinion of management, include all adjustments (consisting of normal, recurring adjustments) necessary for a fair presentation of results for these interim periods.

The results of operations for the three months and nine months ended September 30, 2003 are not necessarily indicative of the results to be expected for the entire fiscal year ending December 31, 2003.

(2) Inventories

Inventories comprise materials, direct labor and manufacturing costs and an appropriate allocation of certain indirect overhead costs and are stated at the lower of cost (determined on a weighted average basis) or net realizable value. Management performs periodic reviews of inventory and provides for excess and obsolete inventory or disposes of such inventory as considered necessary.

Inventories consisted of the following:

	September 30, 2003	December 31, 2002
Raw materials	6,314	7,656
Work-in-progress	4,646	5,189
Finished goods	2,886	3,230

	13,846	16,075
Less allowance for inventory write-down	(3,545)	(4,387)

Net inventories	10,301	11,688

(3) Significant Customers

The Company had two significant customers who accounted for approximately 16% and 13%, respectively, of revenues during the nine months ended September 30, 2003.

(4) Litigation

In July 2000, Scanner Technologies Corporation filed a law suit against the Company in the United States District Court, Southern District of New York, alleging infringement by the Company of two U.S. Patent covering stereo vision inspection of BGA, CSP and bump on wafer products. In May 2003, the Company and

Scanner Technologies entered into a settlement agreement, which partially resolved the claims brought by Scanner Technologies in the law suit. Under the settlement agreement, Scanner Technologies dismissed all claims relating to the Company’s earlier generation 3-D BGA inspection systems that contained a single light source and which the Company no longer sells. The Company paid Scanner Technologies a lump sum of USD 400,000 in connection with this settlement and has no ongoing payment obligations. The remaining issues in the law suit, relating to the Company’s later generation products containing two light sources, were subject of an award of a summary judgment in favor of the Company. However, the settlement agreement permitted Scanner Technologies to appeal this summary judgment, and the appeal is presently underway before the U.S. Court of Appeals for the Federal Circuit. The Company believes that the summary judgment of the District Court is correct and is vigorously contesting the appeal made by Scanner Technologies. Under the settlement agreement and in the appeal, the Company does not admit and continues to expressly deny that any of its products violated any valid patent rights of Scanner Technologies.

(5) New Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, (FIN 46) to clarify the conditions under which assets, liabilities, and activities of another entity should be consolidated into the financial statements of a company. FIN 46 requires the consolidation of a variable-interest entity by a company that bears the majority of the risk of loss from the variable interest entity’s activities, is entitled to receive a majority of the variable-interest entity’s residual returns or both. The provisions of FIN 46 are required to be adopted by the Company in fiscal 2003. The Company does not have any variable-interest entities. The Company does not expect the adoption of FIN 46 to have a material impact on its consolidated financial position and results of operations.

On April 30, 2003, the FASB issued Statement of Financial Accounting Standards No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (the Statement). The purpose of the Statement is to amend and clarify financial accounting and reporting for derivative instruments and hedging activities under Statement 133. The Statement amends Statement 133 to clarify the definition of a derivative, expand the nature of exemptions from Statement 133, clarify the application of hedge accounting when using certain instruments, clarify the application of paragraph 13 of Statement 133 to embedded derivative instruments in which the underlying is an interest rate, and modify the cash flow presentation of derivative instruments that contain financing elements. The provisions of this Statement are effective for contracts entered into or modified after June 30, 2003 and hedging relationships designated after June 30, 2003. Except for the provisions related to FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, all provisions of this Statement should be applied prospectively. The provisions of the Statement related to Statement 133 Implementation Issues that have been effective for fiscal quarters that begin prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. The Company does not expect the adoption of SFAS No. 149 to have a material impact on its consolidated financial position and results of operations.

On May 15, 2003, the Financial Accounting Standards Board issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. The Statement requires issuers to classify as liabilities (or assets in some circumstance) three classes of freestanding financial instruments that embody obligations for the issuer. Generally, the Statement is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before May 15, 2003 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The Company does not expect the adoption of SFAS No. 150 to have a material impact on its consolidated financial position and results of operations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICOS VISION SYSTEMS CORPORATION N.V.

Date: October 28, 2003	By:	/s/ Anton DeProft
	Name:	Anton DeProft
	Title:	President